Exhibit 5

Progress Update David Murray Chief Executive Officer 11 August 2004 www.commbank.com.au

Disclaimer The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 11 August 2004. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Which new Bank Our achievements - first nine months completed successfully Our progress - we are changing the way we do things Our people - engagement in excess of expectations Our customers - relationship is strengthening Our focus - executing 2004/05 priorities

Reminder - there are three themes to our service transformation Simple processes that are fast, accurate and efficient 'To excel in customer service' Customer service that is responsive, convenient and reliable via Engaged people who are empowered, motivated and skilled to deliver Supported by Through Customers are saying: "Know me, give me what I want and do it reliably"

Our achievements - first nine months completed successfully June 2004 milestones completed as planned 2003/04 spend delivered within planned investment 2003/04 benefits exceeded targets Market shares broadly stable Staff are engaged

Our achievements - June 04 milestones completed as planned 1. Centre for Adviser Development - launch 2. Service & Sales Management - 13,000 staff 3. Branch sales effectiveness training - over 3,000 staff 4. CommSee - Launch in Tasmania 5. Branches - refurbish 125 6. Business banking redesign - complete 7. Queue management - training 8. Enhanced FirstChoice - launch 9. Performance Culture Program - design and commence Process People Customer 10. World Class Processing principles (CommWay) - implement in retail operations 11. Home Loan End to End - new platform and branch service model 12. Support functions - redesign & commence implementation of 10 13. Wealth management systems - 17 to 11 14. IT efficiency & purchasing - commence 100% 100% 100% 100% 100% 100% 50% 100% 100% 100% 100% 100% 100% 100% Dec 03 Jun 04 100%

We are changing the way we do things - Service and Sales Management * Cross sales ratio is a measure based on the number of additional products at the opening of a new Transaction or Savings account. Focussing on service in everything we do Continuous reinforcement of service behaviours Implementing Bank-wide approach to leads and referrals Results of national retail implementation Product sales per staff member Cross sales ratio* Benchmark: 2003

We are changing the way we do things - CommWay Viewing processes from the customer's perspective Emphasis on training and continuous improvement Aiming for 15% efficiency and up to 50% turnaround time improvements Credit decisioning Cheque processing Merchant acquisition new accounts Third Party home loan letters of offer 70% 32% 50% 40% Turn around time improvements 11 days to 2.6 days 11 days to 5 days 8 hours to 5 hours 8 hours to 5.5 hours

We are changing the way we do things - Support Function Redesign Aligning head office functions to support customer-facing areas Implementation of 14 redesigned functions commenced Benefit realisation of >$100m pa on track Function Example of change Finance Human Resources Legal Eliminate duplication and unnecessary activities Develop easily accessible advice centre Reduce panel of external legal providers from over 100 to 20 Redesigning support function areas

We are changing the way we do things - IT Efficiency and Procurement Key IT services reviewed Systematic approach to all procurement being implemented Targeting efficiency savings >$100m pa 9200 9400 9600 9800 10000 10200 10400 10600 10800 11000 11200 11400 Mar-04 Apr-04 May-04 Jun-04 Month Hours used Hours required before efficiency improvements Actual hours after efficiency improvements Example: Mainframe processing efficiencies

Our People - Engagement in excess of expectations Leading by example Reinforcing behaviours as well as outcomes Staff have been significantly engaged throughout Which new Bank 2004 Gallup Workplace survey Source: Gallup Organisation Note: Gallup Workplace Survey was not commissioned by the Bank in 2000 Year Mean Mean

Our customers - Relationship is strengthening 5.7 5.8 5.8 6.1 5 6 7 Apr-Jun 03 Jul-Sep 03 Oct-Dec 03 Jan-Mar 04 Score Time Strength of relationship 6.1 Apr-Jun 04 Strength of relationship building Rigorous monitoring of customer service standards Results are encouraging

Our focus - June 05 milestones 1. Service & Sales Management - remaining staff trained 2. Branch Refurbishment - refurbish 125 3. NetBank - new service implemented 4. CommSee - platform built and deployment commenced 5. CommSee - 40% customer-facing staff trained 6. Segment Model - pilot completed 7. Performance Culture - performance management system implemented 8. Performance Culture - new learning curriculum available Process People Customer 9. CommWay - 40 process simplification initiatives completed 10. Support Function Redesign - implementation of 14 functions completed 11. Wealth management systems - reduced from 11 to 7 12. Procurement - 10 key categories renegotiated 13. IT Efficiency - run-rate savings of $80m realised 5% 5% 5% 10% 10% 15% 0% 0% 15% 20% 30% 40% Percentage complete Target date 50% Jun 05 Jun 05 Mar 05 Apr 05 Jun 05 Jun 05 Dec 04 Jun 05 Jun 05 Jun 05 Jun 05 Jun 05 Jun 05

Which new Bank - our approach is different Across the Bank we share a single vision - to excel in customer service Our people, systems, performance and culture are all being interconnected and aligned Evidence is that there is collaboration and development of common systems across the business

2005 outlook - Economy Global Noticeable improvement Expected monetary tightening Domestic Continued good performance Domestic spending growth slowing Housing slow down manageable

2005 outlook - Bank Subject to current market conditions continuing: Over the three years 2004-2006 we will deliver: Cash EPS growth exceeding 10% CAGR 4-6% CAGR productivity improvements Profitable market share growth across major product lines Increases in dividend per share each year Significantly higher cash earnings in 2005 and 2006

Highlights Results - very good Which new Bank - meeting expectations Staff - enthusiastic, participating and engaged Outlook - positive for the Bank

Progress Update David Murray Chief Executive Officer 11 August 2004 www.commbank.com.au